SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 20, 2008, entitled "SAMREC COMPLIANT GOLD, URANIUM AND SULPHUR RESOURCES FOR THE ELSBURG TAILINGS DAM COMPLEX

99.2   Release dated August 21, 2008 entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED 30 JUNE 2008".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 21, 2008

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD" or "the company")

SAMREC compliant Gold, Uranium and Sulphur Resources for the Elsburg Tailings Dam Complex

DRDGOLD is pleased to advise it has received an Independent Competent Person's Report ("CPR") prepared by RSG Global Consulting Pty Ltd ("RSG") in relation to a resource estimation statement for the Elsburg Tailings Dam Complex ("the Elsburg Complex"). The Elsburg Complex, which forms part of the company's 50/50 Ergo Mines Joint Venture with Mintails Limited, comprises five tailings dams near the township of Reiger Park, Boksburg - 20 kilometers east of Johannesburg.

The information contained in this announcement is a summary of the full CPR which is available on the company's website.

As set out below, and in compliance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("the SAMREC Code"), RSG has defined 171.1 million tonnes in the Measured Resource Category containing approximately 1.7 million ounces of gold, 14.9 million pounds of U_3O_8 and 1.76 million metric tonnes of sulphur. RSG has also confirmed that these resources are stated in terms consistent with definitions under the Joint Ore Reserves Committee ("JORC") Code.

Elsburg Tailing Dams Complex Measured Mineral Resource Statement for Elsburg Complex Gold (July 2008)			
Dam	**Tonne (Mt)**	**Grade (g/t)**	**Au (Tonne)**
4/L/48	66.1	0.38	25.12
4/L/49	47.4	0.29	13.75
4/L/47 and 4/L/47A	34.2	0.26	8.89
4/L/50	23.4	0.25	5.85
Total	**171.1**	**0.30**	**53.61**

Elsburg Tailing Dams Complex Measured Mineral Resource Statement for Elsburg Complex Uranium (July 2008) Metric Tonne					
Dam	**Tonne (Mt)**	**U Grade (ppm)**	**U_3O_8 Grade (ppm)**	**U (Tonne)**	**U_3O_8 (Tonne)**
4/L/48	66.1	33	38.9	2181.3	2573.9
4/L/49	47.4	33.7	39.8	1597.4	1884.9
4/L/47 and 4/L/47A	34.2	35	41.3	1197	1412.5
4/L/50	23.4	32	37.8	748.8	883.6

Total	**171.1**	**33.4**	**39.4**	**5724.5**	**6754.9**

Elsburg Tailing Dams Complex

Measured Mineral Resource Statement for Elsburg Complex Uranium (July 2008)

lbs / Short Ton

Dam	Ton (Mt)	U Grade (lbs/t)	U_3O_8 Grade (lbs/t)	U (M lbs)	U_3O_8 (M lbs)
4/L/48	72.9	0.07	0.08	4.8	5.7
4/L/49	52.3	0.07	0.08	3.5	4.2
4/L/47 and 4/L/47A	37.7	0.07	0.08	2.6	3.1
4/L/50	25.8	0.06	0.08	1.7	2
Total	**188.8**	**0.07**	**0.08**	**12.6**	**14.9**

Elsburg Tailing Dams Complex
Measured Mineral Resource Statement for Elsburg Complex Sulphur (July 2008)

Metric Tonne

Dam	Tonne (Mt)	Grade (%)	S (Mt)
4/L/48	66.1	1.0	0.7
4/L/49	47.4	1.1	0.5
4/L/47 and 4/L/47A	34.2	0.9	0.3
4/L/50	23.4	0.9	0.2
Total	**171.1**	**1.01**	**1.76**

Elsburg Tailing Dams Complex
Measured Mineral Resource Statement for Elsburg Complex Sulphur (July 2008)

lbs / Short Ton

Dam	Ton (Mt)	Grade (%)	S (M lbs)
4/L/48	72.9	1	1515.5
4/L/49	52.3	1.1	1191.3
4/L/47 and 4/L/47A	37.7	0.91	686.1
4/L/50	25.8	0.94	484.9
Total	**188.8**	**1.01**	**3877.9**

The ERGO Mines Joint Venture has commissioned a feasibility study in respect of the production of uranium and sulphuric acid and anticipates the completion of this study prior to the end of the calendar year.

Randburg
20 August 2008

Sponsor
QuestCo Sponsors (Pty) Limited

Exhibit 99.2



REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED **30 JUNE 2008**

2008 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No. 1895/000926/06
JSE share code: DRD • ISIN code: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROO
("DRDGOLD" or "the company")

GROUP RESULTS

KEY FEATURES
- Dividend declared of 10 cents per share
- Behaviour-based safety initiative being rolled out to all operations
- Attributable reserves up 25% from 6.3 million oz to 7.9 million oz
- Net profit after tax from continuing operations for the year up from R3.1 million to R154.4 million
- Adjusted headline earnings from continuing operations for the year up from 3.8 cents per share to 64.9 cents per share
- Strong balance sheet with cash equivalent to R2.25 per share

REVIEW OF OPERATIONS

Group		**Quarter June 2008**	Quarter March 2008	% Change	Quarter June 2007	**12 months to 30 June 2008**	12 months to 30 June 2007
Gold production							
South African operations	oz	**71 211**	70 378	1	80 505	**308 005**	334 496
	kg	**2 215**	2 189	1	2 504	**9 580**	10 404
Discontinued operations	oz	**–**	–	–	10 562	**13 427**	142 661
	kg	**–**	–	–	329	**417**	4 435
Group	oz	**71 211**	70 378	1	91 067	**321 432**	477 157
	kg	**2 215**	2 189	1	2 833	**9 997**	14 839
Cash operating costs							
South African operations	US$ per oz	**689**	667	(3)	587	**657**	540
	ZAR per kg	**173 034**	162 806	(6)	134 456	**154 451**	125 217
Discontinued operations	US$ per oz	**–**	–	–	906	**1 098**	645
	ZAR per kg	**–**	–	–	206 775	**264 264**	150 973
Group	US$ per oz	**689**	667	(3)	624	**675**	571
	ZAR per kg	**173 034**	162 806	(6)	144 176	**159 032**	132 915
Gold price received	US$ per oz	**893**	943	(5)	681	**817**	643
	ZAR per kg	**224 552**	228 836	(2)	155 198	**192 143**	149 133
Capital expenditure	US$ million	**20.0**	4.7	(326)	8.3	**36.5**	43.0
	ZAR million	**149.8**	35.6	(321)	58.6	**267.2**	310.6
Average exchange rate	ZAR:US$	**7.82**	7.55	(4)	7.09	**7.31**	7.21



Gold production (oz)



Cash operating margin US$/oz



Cash operating margin R million

STOCK

Issued capital

376 571 588 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 392 507 207

Stock traded	JSE	NASDAQ
Average volume for the quarter per day ('000)	1 179	1 948
% of issued stock traded (annualised)	82	135
Price • High	R8.02	US$1.031
• Low	R4.65	US$0.610
• Close	R6.28	US$0.772



DRDGOLD closing share price

FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2007, which we filed with the United States Securities and Exchange Commission on 14 December 2007 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety and health

I am encouraged by DRDGOLD's second fatality-free quarter. Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") as a whole recorded one million fatality-free shifts on 23 June 2008 and the mine's No 6 shaft one million fatality-free shifts on 12 May 2008. Sadly, on Saturday, 16 August 2008, Blyvoor employee Aron Tanduxolo Maqoma died in a rockfall underground following a seismic event at the mine's No 5 Shaft.

Across the operations as a whole, dressing station injuries were at an unsatisfactory level. While Crown Gold Recoveries (Pty) Limited ("Crown") showed no improvement during the quarter, Blyvoor and East Rand Proprietary Mines Limited ("ERPM") recorded 28% and 21% regressions respectively.

In respect of the other key safety indicators – lost time injuries and reportable injuries – Crown reported improvements, while the performance of both Blyvoor and ERPM deteriorated.

We are moving ahead with our behaviour-based safety initiative, in response to a company-wide audit that showed worker behaviour to be the largest cause of accidents resulting in injury. Training of internal behaviour-based safety consultants is under way at Blyvoor and implementation of a pilot project is scheduled for the December quarter. This will lead to a company-wide roll-out.

Occupational health – in particular, prevention of noise-induced hearing loss, silicosis and radiation exposure – continues to be a major focus. Each of the operations shows improvement in terms of preventive measures but we have some way to go to attain a level of uniformity that adequately betters compliance.

Total expenditure for the quarter on environmental issues such as rehabilitation, dust monitoring and water sampling amounted to R4.5 million (R3.1 million at Crown, R0.7 million at Blyvoor and R0.7 million at ERPM).

Growing public attention has been directed towards the Wonderfonteinspruit. DRDGOLD is one of a number of mining companies comprising the Mining Interest Group, a body formed to interface with other stakeholders on the Wonderfontein issue – amongst them public interest groups and government departments.

Production

Total gold production from continuing operations for the quarter was 1% higher at 71 211 oz, reflecting improved performance at both the Blyvoor and Crown operations, the former in spite of a previously reported illegal one-day work stoppage. Lower production at the ERPM operation resulted both from a four-day disruption of operations related to xenophobic violence in communities close to the mine and the discontinuation of the mining of two unprofitable longwalls.

Gold production for the year declined by 33% to 321 432 oz, primarily the result of the company's two-pronged plan: withdrawal from Australasia and restoration of the South African operations first to stability and then to sustainable levels of profitable production.

Reserves and resources

DRDGOLD'S attributable mineral resources increased slightly from 54.2 million oz ("Moz") in 2007 to 54.7 Moz in 2008, the main contributor being an additional, attributable 2.2 Moz from the Ergo Joint Venture ("JV").

The company's attributable ore reserves rose by 25%, from 6.3 Moz in 2007 to 7.9 Moz in 2008, mainly due to a rise in ERPM's underground and surface reserves.

Attributable mineral resources from Blyvoor increased by 1% to 20.4 Moz in 2008, following an exploration programme to further define the operation's surface resources. Attributable ore reserves from Blyvoor were 6% lower at 4.8 Moz, mainly due to depletion.

Attributable mineral resources from ERPM decreased by 5% to 29.0 Moz, a consequence of the updated evaluation model which uses the latest sampling data to evaluate ERPM and ERPM Ext 1. Attributable ore reserves from ERPM increased by 271% to 2.6 Moz. The attributable, underground reserves rose from 0.5 Moz to 1.2 Moz due to the conversion of the ERPM Ext 1. Measured and Indicated Resource into Proven and Probable Reserves, and the attributable surface reserves from 0.2 Moz to 1.5 Moz due to the inclusion of the Elsburg Tailings Complex, to be mined by the Ergo JV.

Attributable Mineral Resources from Crown were virtually unchanged at 3.1 Moz, as were attributable reserves at 0.4 Moz.

Financial

Group revenue from continuing operations for the quarter was slightly lower at R495.4 million, a consequence mainly of a 2% drop in the average gold price received to R224 552/kg. After accounting for cash operating costs which were 8% higher at R383.2 million, cash operating profit was 21% lower at R112.2 million. An impairment of R69.8 million relating to the discontinued unprofitable longwalls at ERPM was recorded, and net profit for the quarter was R44.5 million, compared with the previous quarter's R132.0 million.

Group revenue from continuing operations for the year was 20% higher at R1 843.9 million, reflecting a 29% increase in the average gold price received to R192 143/kg. After accounting for cash operating costs, 14% higher at R1 479.6 million, cash operating profit was 57% higher at R364.3 million. Net profit was R1 225.1 million compared with the previous year's loss of R1 165.0 million, reflecting profit of R1 169.2 million from the disposal of the Australasian interests.

Management
I would like to thank all Group Executives and employees for their support throughout a difficult year. My contract as Chief Executive Officer ("CEO") terminates on 31 December 2008. I am pleased to announce the appointment of Niel Pretorius as CEO-Designate and an Executive Director of the company and wish him all the best for himself and the business in 2009.

Looking ahead
Our fourth quarter brought to an end a challenging financial year in which we were focused on recreating ourselves. From being an embattled gold miner trying unsuccessfully to make the best of a suite of mismatched assets in two vastly different geographic regions of the world, we have returned pretty much to our roots.

We are once again a distinctly South African gold miner doing what we do best – mining mature, deep-level mines and re-treating surface tailings. Much of our energy has been directed towards restoring our South African business first to stability, then to a sustainable level of production, and to the establishment of a platform for organic growth. Fortuitously, we have been supported in our efforts by a stronger gold price.

We are now at a point at which we believe optimisation of our current operations and projects, both underground and surface, could deliver total production of the order of 400 000 oz per annum over time.

Dividends
The directors have today declared a final dividend of 10 South African cents per ordinary share for the year ended 30 June 2008 which amounts in total to R37.7 million. This dividend was declared based on the current high gold price received and shareholders are advised that future dividends would only be considered if the gold price remains favourable. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

	2008
Last date to trade ordinary shares cum dividend	Friday, 3 October
Ordinary shares trade ex dividend	Monday, 6 October
Record date	Friday, 10 October
Payment date	Monday, 13 October

On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 6 October 2008 and Friday 10 October 2008, both days inclusive, no transfers between the South African and any other share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share ("ADS") represents ten ordinary shares

	2008
ADSs trade ex dividend on Nasdaq	Wednesday, 8 October
Record date	Friday, 10 October
Approximate date for currency conversion	Friday, 17 October
Approximate payment date of dividend	Monday, 27 October

Assuming an exchange rate of R7.92/$1, the dividend payable on an ADS is equivalent to 1.26 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

John Sayers
Chief Executive Officer

21 August 2008

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards ("IFRS").

KPMG's unmodified review report on the condensed consolidated International Financial Reporting Standards (IFRS) financial statements contained in this announcement is available for inspection at the company's registered office.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Quarter June 2008 Rm Unreviewed	Quarter March 2008 Rm Unreviewed	Quarter June 2007 Rm Unreviewed	**12 months to 30 June 2008 Rm Reviewed**	12 months to 30 June 2007 Rm Reviewed
Continuing operations					
Gold and silver revenue	**495.4**	498.6	381.8	**1 843.9**	1 534.8
Cash operating costs	**(383.2)**	(356.4)	(336.7)	**(1 479.6)**	(1 302.7)
Cash operating profit	**112.2**	142.2	45.1	**364.3**	232.1
Administration expenses and general other costs	**(19.1)**	(21.3)	(20.3)	**(80.9)**	(107.0)
Share-based payments	**(5.9)**	(0.3)	(1.6)	**(6.6)**	(4.5)
Care and maintenance costs	**(7.6)**	(2.3)	(2.5)	**(15.2)**	(10.6)
Profit from operations	**79.6**	118.3	20.7	**261.6**	110.0
Retrenchment costs	**(5.1)**	–	–	**(11.3)**	(0.9)
Investment income	**35.1**	27.5	6.6	**75.7**	23.2
Finance costs and unwinding of provisions	**4.0**	(4.7)	12.0	**(13.9)**	(21.3)
Net operating profit	**113.6**	141.1	39.3	**312.1**	111.0
Movement in provision for environmental rehabilitation	**(16.0)**	(4.7)	(10.7)	**(30.2)**	(20.0)
Depreciation	**(11.0)**	(18.4)	(10.8)	**(69.0)**	(64.0)
Impairments	**(63.9)**	–	(21.5)	**(63.9)**	(5.9)
Loss on financial liabilities measured at amoritised cost	**(88.5)**	–	(8.6)	**(89.3)**	(12.2)
Movement in gold in process	**14.7**	(0.1)	2.5	**15.3**	2.9
(Loss)/profit on sale of investment	**(0.9)**	–	0.1	**11.1**	(8.0)
(Loss)/profit before taxation	**(52.0)**	117.9	(9.7)	**86.1**	3.8
Taxation	**3.8**	(13.6)	(0.2)	**(13.3)**	(0.7)
Deferred taxation	**81.6**	–	–	**81.6**	–
Profit/(loss) after taxation	**33.4**	104.3	(9.9)	**154.4**	3.1
Discontinued operations					
Loss for the period from discontinued operations	**(0.5)**	(1.3)	(66.8)	**(51.8)**	(386.9)
Profit on sale of investments	**12.6**	30.3	–	**1 169.2**	90.9
Impairment from discontinued operations	**(1.0)**	(1.3)	(84.9)	**(46.7)**	(872.1)
Net profit/(loss) for the period	**44.5**	132.0	(161.6)	**1 225.1**	(1 165.0)
Attributable to:					
Ordinary shareholders of the company	**40.2**	104.4	(125.2)	**994.9**	(923.7)
Minority interest	**4.3**	27.6	(36.4)	**230.2**	(241.3)
	44.5	132.0	(161.6)	**1 225.1**	(1 165.0)
Headline earnings/(loss) per share/cents					
– From continuing operations	**19.3**	21.8	(1.9)	**41.1**	0.3
– From total operations	**19.3**	21.5	(10.0)	**30.2**	(87.1)
Basic profit/(loss) per share/cents					
– From continuing operations	**8.9**	21.8	1.9	**33.9**	(1.3)
– From total operations	**10.7**	27.7	(34.0)	**264.6**	(270.9)
Diluted headline profit/(loss) per share/cents	**19.3**	21.5	(10.0)	**30.2**	(87.1)
Diluted basic profit/(loss) per share-cents	**10.7**	27.7	(34.0)	**264.6**	(270.9)
Calculated on the weighted average ordinary shares issued of:	**376 536 319**	376 228 788	368 254 618	**376 023 344**	340 928 374
Adjusted headline earnings/(loss) per share – cents (Adjusted for the net loss on financial liabilities measured at amortised cost)					
– From continuing operations	**42.8**	21.8	0.4	**64.9**	3.8
– From total operations	**42.8**	21.5	(7.7)	**54.0**	(83.5)

Note From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.*

The net loss on financial liabilities measured at amortised cost in the income statement comprises the expected cash flows of the preference shares issued to Khumo Gold SPV (Pty) Limited and the DRDGOLDSA Empowerment Trust. These preference shares are re-measured on an annual basis and based on the expected future cash flows from DRDGOLD South Africa (Pty) Limited.

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30 June 2008 Rm Reviewed	As at 31 March 2008 Rm Unreviewed	As at 30 June 2007 Rm Reviewed
Assets			
Property, plant and equipment	**815.6**	669.1	649.8
Investments	**65.3**	57.7	59.7
Environmental rehabilitation trust funds	**110.8**	86.6	75.8
Deferred mining and income taxes	**81.6**	–	–
Current assets	**1 189.2**	1 050.6	1 161.9
Inventories	**62.9**	51.0	108.7
Trade and other receivables	**240.5**	245.4	93.4
Financial assets	**–**	–	6.0
Cash and cash equivalents	**846.1**	731.5	106.9
Assets classified as held for sale	**39.7**	22.7	846.9
	2 262.5	1 864.0	1 947.2
Equity and liabilities			
Equity	**1 305.5**	1 248.6	143.5
Shareholders' equity	**1 244.3**	1 187.3	142.4
Minority shareholders' interest	**61.2**	61.3	1.1
Long-term liabilities	**144.0**	49.2	49.2
Post retirement and other employee benefits	**22.7**	22.1	26.0
Provision for environmental rehabilitation	**381.3**	296.9	282.6
Deferred mining and income taxes	**–**	–	104.3
Current liabilities	**409.0**	247.2	1 341.6
Trade and other liabilities	**387.4**	247.2	422.1
Current portion of long-term liabilities	**21.6**	–	790.3
Liabilities classified as held for sale	**–**	–	129.2
	2 262.5	1 864.0	1 947.2

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter June 2008 Rm Unreviewed	Quarter March 2008 Rm Unreviewed	Quarter June 2007 Rm Unreviewed	**12 months to 30 June 2008 Rm Reviewed**	12 months to 30 June 2007 Rm Reviewed
Balance at the beginning of the period	**1 248.6**	1 130.2	239.8	**143.5**	1 015.3
Share capital issued	**0.7**	1.3	44.9	**29.1**	307.7
– for acquisition finance and cash	**–**	–	44.9	**28.0**	314.5
– for share options exercised	**0.7**	1.6	–	**2.3**	1.0
– for costs	**–**	(0.3)	–	**(1.2)**	(7.8)
Increase in share-based payment reserve	**5.9**	0.3	9.8	**6.6**	12.7
Net profit/(loss) attributed to ordinary shareholders	**40.2**	104.4	(125.2)	**994.9**	(923.7)
Net profit/(loss) attributed to minority shareholders	**4.3**	27.6	(36.4)	**230.2**	(241.3)
Increase/(decrease) in minorities	**5.2**	(37.2)	–	**(184.1)**	18.5
Currency translation adjustments and other	**0.6**	22.0	10.6	**85.3**	(45.7)
Balance as at the end of the period	**1 305.5**	1 248.6	143.5	**1 305.5**	143.5
Reconciliation of headline profit/(loss)					
Net profit/(loss) attributable to ordinary shareholders	**40.2**	104.4	(125.2)	**994.9**	(923.7)
Adjusted for:					
– Impairments	**63.9**	–	21.5	**63.9**	5.9
– Impairment from discontinued operation	**1.0**	1.3	84.9	**46.7**	872.1
– Profit on sale of discontinued operations	**(12.6)**	(30.3)	–	**(1 169.2)**	(90.9)
– (Loss)/profit on sale of assets and investments	**(9.2)**	–	(0.1)	**(21.3)**	8.0
– Minority share in headline adjustments	**(10.5)**	5.4	(18.1)	**198.6**	(168.3)
Headline profit/(loss)	**72.8**	80.8	37.0	**113.6**	296.9

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Quarter June 2008 Rm Unreviewed	Quarter March 2008 Rm Unreviewed	Quarter June 2007 Rm Unreviewed	**12 months to 30 June 2008 Rm Reviewed**	12 months to 30 June 2007 Rm Reviewed
Net cash in/(out)flow from operating activities	**238.1**	(7.1)	108.7	**24.5**	61.1
Net cash (out)/inflow from investing activities	**(150.5)**	(36.0)	(61.0)	**1 811.4**	(312.1)
Net cash in/(out)flow from financing activities	**26.0**	1.6	(3.7)	**(1 083.7)**	(55.2)
Increase/(decrease) in cash and cash equivalents	**113.6**	(41.5)	44.0	**752.2**	(306.2)
Translation adjustment	**1.0**	23.8	(61.2)	**(15.4)**	(73.5)
Opening cash and cash equivalents	**731.5**	749.2	126.5	**109.3**	489.0
Closing cash and cash equivalents	**846.1**	731.5	109.3	**846.1**	109.3
Cash classified as assets held for sale included in the closing balance	**–**	–	2.4	**–**	2.4
Reconciliation of net cash in/(out)flow from operations					
Net operating profit from continuing operations	**113.6**	141.1	39.3	**312.1**	111.0
Net operating loss from discontinued operations	**(1.8)**	(3.1)	(60.5)	**(111.8)**	(233.4)
	111.8	138.0	(21.2)	**200.3**	(122.4)
Adjusted for:					
Interest provision	**(15.5)**	–	–	**(15.5)**	–
Amortisation of convertible cost	**–**	–	0.8	**–**	4.3
Financial instruments	**–**	–	2.8	**1.2**	51.7
Unrealised foreign exchange (gain)/loss	**(1.7)**	(3.3)	(6.1)	**37.3**	(7.4)
Growth in Environmental Trust Funds	**(2.5)**	(3.8)	(2.8)	**(8.5)**	(8.1)
Other non-cash items	**(2.9)**	6.8	3.3	**49.0**	44.8
Interest paid	**(0.1)**	(0.2)	0.5	**(39.7)**	(76.2)
Taxation paid	**(11.8)**	–	(13.4)	**(40.8)**	(34.3)
Working capital changes	**160.8**	(144.6)	144.8	**(158.8)**	208.7
Net cash in/(out)flow from operations	**238.1**	(7.1)	108.7	**24.5**	61.1

NOTES REGARDING FINANCIAL INFORMATION

Summary of significant accounting policies

Basis of preparation

The condensed consolidated financial statements in this report have been prepared on the historical cost basis except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements.

The financial statements have been prepared in accordance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 30 June 2008.

Change in accounting policy

For the year ended 30 June 2008, the Group changed its presentation in respect of metals on consignment. Metals on consignment previously classified as cash and cash equivalents have been reclassified as trade and other receivables. The change was applied retrospectively and had no effect on current or previous results of the Group.

Implementation of new accounting policy

IFRIC 11 (AC444) IFRS 2 – Group and Treasury Share Transactions (Updated to January 2008)

The company adopted Group and Treasury share Transactions retrospectively as at 30 June 2008, which requires management to redistribute share based transactions recognised in the parent to entities that have supplied goods or services. The redistribution increased the loss attributable to the minority interest by R0.7 million for the year ended 30 June 2007 and had no other effect on current or previous results.

KEY OPERATING AND FINANCIAL RESULTS (unreviewed)

South African operations

Blyvoor		**Quarter June 2008**	Quarter March 2008	% Change	Quarter June 2007	**12 months to 30 June 2008**	12 months to 30 June 2007
Ore milled							
Underground	t'000	**174**	155	12	184	**687**	690
Surface	t'000	**980**	946	4	932	**3 719**	3 694
Total	t'000	**1 154**	1 101	5	1 116	**4 406**	4 384
Yield							
Underground	g/t	**4.44**	4.48	(1)	4.74	**4.70**	4.98
Surface	g/t	**0.31**	0.33	(6)	0.34	**0.31**	0.34
Total	g/t	**0.93**	0.91	2	1.07	**1.00**	1.07
Gold produced							
Underground	oz	**24 852**	22 312	11	28 036	**103 813**	110 471
	kg	**773**	694	11	872	**3 229**	3 436
Surface	oz	**9 709**	10 031	(3)	10 255	**37 359**	40 798
	kg	**302**	312	(3)	319	**1 162**	1 269
Total	oz	**34 561**	32 343	7	38 291	**141 172**	151 269
	kg	**1 075**	1 006	7	1 191	**4 391**	4 705
Cash operating costs							
Underground	US$ per oz	**816**	814	–	665	**772**	642
	ZAR per kg	**204 344**	198 768	(3)	152 290	**181 518**	149 114
	ZAR per tonne	**908**	890	(2)	722	**853**	743
Surface	US$ per oz	**379**	350	(8)	283	**387**	287
	ZAR per kg	**94 927**	85 026	(12)	64 627	**90 971**	66 693
	ZAR per tonne	**29**	28	(4)	22	**28**	23
Total	US$ per oz	**694**	670	(4)	563	**670**	547
	ZAR per kg	**173 606**	163 492	(6)	128 810	**157 556**	126 884
	ZAR per tonne	**162**	149	(9)	137	**157**	136
Cash operating profit	US$ million	**7.0**	8.7	(20)	3.9	**21.4**	13.5
	ZAR million	**53.1**	63.7	(17)	28.3	**156.4**	97.6
Capital expenditure (net)	US$ million	**3.7**	2.1	(76)	2.5	**10.2**	9.5
	ZAR million	**28.6**	15.5	(85)	17.7	**74.8**	68.5



Total gold production increased by 7% to 34 561 oz, in spite of a previously reported one-day illegal strike during May. The quarter under review was, however, free from both the Eskom-related power outages and the summer rain disruptions to surface retreatment operations that characterised the previous quarter. Total throughput rose by 5% to 1 154 000 t and the total average yield by 2% to 0.93 g/t.

Underground gold production was 11% higher at 24 852 oz, reflecting a 12% increase in throughput to 174 000 t. The average underground grade was 1% lower at 4.44 g/t. A new, R2.5 million ore pass system between 35 and 38 levels, splitting reef and waste, is expected to lead to an improvement in the average underground grade from the September quarter.

Surface gold production was 3% lower at 9 709 oz in spite of a 4% increase in throughput to 980 000 t. The average surface grade was 6% down at 0.31 g/t due to lower levels of higher grade waste rock material in the mix.

Total cash operating costs were 6% higher at R173 606/kg. Underground cash operating costs were 3% higher at R204 344/kg, while lower surface gold production drove surface cash operating costs 12% higher to R94 927/kg.

Total cash operating profit was 17% lower at R53.1 million, a consequence of higher total cash operating costs and of a 2% drop in the average gold price received to R224 552/kg.

Capital expenditure for the quarter was 85% higher at R28.6 million, the main components being the No 5 Shaft Way Ahead Project ("WAP"), the new ore pass system and improvements to the mine's underground compressed air network.

While some delay was experienced during drilling of the second WAP raise borehole, first production from the project remains on track for the September quarter, rising to 3 100 oz in the fourth quarter of the new financial year. Work on the 15/29 Incline Project at No 6 Shaft continues on schedule, with first production expected towards the end of the new financial year.

The exploration drilling programme to evaluate the south-west down dip extension of the orebody south of the Boulder Dyke began during the quarter and some 617m of drilling was completed, most of it confined to structural and cover drilling. As development advances, prospecting will be undertaken to locate and define payshoots on both reef horizons. If encouraging results are obtained, various mining options will be investigated to exploit the orebody, including the possibility of a trackless decline.

During the quarter an additional 12 holes were drilled on the Blyvoor No 7 slimes dam to confirm grades. Three holes were submitted for leach test work which indicated extraction efficiencies ranging from 27% to 57% (averaging 40%). The borehole assay results as at 30 June 2008 will be re-evaluated and a feasibility study conducted to determine the viability of the dam.

KEY OPERATING AND FINANCIAL RESULTS

Crown		Quarter June 2008	Quarter March 2008	% Change	Quarter June 2007	12 months to 30 June 2008	12 months to 30 June 2007
Ore milled	t'000	2 031	1 919	6	2 107	8 235	8 405
Yield	g/t	0.33	0.34	(3)	0.33	0.33	0.38
Gold produced	oz	21 573	20 673	4	22 667	87 354	103 011
	kg	671	643	4	705	2 717	3 204
Cash operating costs	US$ per oz	529	557	5	507	553	450
	ZAR per kg	133 159	135 855	2	116 026	129 908	104 442
	ZAR per tonne	44	46	4	39	43	40
Cash operating profit	US$ million	8.0	8.3	(4)	3.6	24.0	19.1
	ZAR million	61.4	60.4	2	25.6	175.7	138.2
Capital expenditure (net)	US$ million	4.9	0.4	(1 125)	1.5	5.8	4.2
	ZAR million	35.9	2.5	(1 336)	10.1	42.1	30.0





Gold production was 4% higher at 21 573 oz, a 6% increase in throughput to 2 031 000 t offsetting the impact of a 3% decline in grade to 0.33 g/t. Increased volumes were a consequence of the drier, winter months while lower grade reflects ever-diminishing reserves of higher grade material available.

Cash operating costs were 2% lower at R133 159/kg and cash operating profit was 2% higher at R61.4 million, both a result of higher production.

Capital expenditure rose substantially, from R2.5 million to R35.9 million, reflecting preparations for the mining of the Top Star dump, south of Johannesburg's Central Business District.

ERPM		Quarter June 2008	Quarter March 2008	% Change	Quarter June 2007	12 months to 30 June 2008	12 months to 30 June 2007
Ore milled							
Underground	t'000	68	78	(13)	68	303	269
Surface	t'000	358	491	(27)	500	1 859	1 753
Total	t'000	426	569	(25)	568	2 162	2 022
Yield							
Underground	g/t	5.00	4.68	7	5.68	5.83	6.71
Surface	g/t	0.36	0.36	–	0.44	0.38	0.39
Total	g/t	1.10	0.95	16	1.07	1.14	1.23
Gold produced							
Underground	oz	10 930	11 735	(7)	12 410	56 812	58 063
	kg	340	365	(7)	386	1 767	1 806
Surface	oz	4 147	5 627	(26)	7 137	22 667	22 153
	kg	129	175	(26)	222	705	689
Total	oz	15 077	17 362	(13)	19 547	79 479	80 216
	kg	469	540	(13)	608	2 472	2 495
Cash operating costs							
Underground	US$ per oz	966	967	–	840	812	654
	ZAR per kg	243 865	235 250	(4)	192 358	190 938	151 816
	ZAR per tonne	1 219	1 101	(11)	1 092	1 113	1 019
Surface	US$ per oz	750	427	(76)	535	588	606
	ZAR per kg	189 000	106 789	(77)	122 599	138 250	140 719
	ZAR per tonne	68	38	(79)	55	52	55
Total	US$ per oz	907	792	(15)	728	748	641
	ZAR per kg	228 774	193 619	(18)	166 887	175 912	148 751
	ZAR per tonne	252	184	(37)	179	201	184
Cash operating profit/(loss)	US$ million	(0.4)	2.4	(117)	(1.2)	4.4	(0.5)
	ZAR million	(2.3)	18.0	(113)	(8.8)	32.2	(3.8)
Capital expenditure (net)	US$ million	1.2	0.7	(71)	2.0	4.1	5.6
	ZAR million	9.1	5.8	(57)	14.5	30.1	40.6

KEY OPERATING AND FINANCIAL RESULTS



The previously reported restructuring of ERPM's underground operations to reverse a worsening pattern of unprofitable mining was completed during the quarter. A retrenchment agreement was reached with representative unions and associations without recourse to industrial action, and successful application of various avoidance measures contained the number of employees retrenched to 239.

Total gold production for the quarter was 13% lower at 15 077 oz, refecting both the negative impact on operations over a period of four days of xenophobic violence in communities close to the mine and to the cessation of mining of the unprofitable 73 and 74 longwalls. While total throughput was 25% lower at 426 000 t, the average grade was 16% higher at 1.10 g/t.

Underground gold production declined by 7% to 10 930 oz due to a 13% drop in underground throughput to 68 000 t. The average undergound grade, however, improved by 7% to 5.0 g/t, a consequence of eliminating the unprofitable longwalls.

Surface gold production declined by 26% to 4 147 oz. While the average surface grade was steady at 0.36 g/t, throughput dropped by 27% to 358 000 t due to the unscheduled maintenance of the No 2 mill foundation at the Knights plant, repair of which was completed within six weeks. Pro-active refurbishment of the No 3 mill, currently under way, is expected to impact negatively on production in the September quarter.

Total cash operating costs increased by 18% to R228 774/kg. While underground cash operating costs were up 4% to R243 865/kg, surface cash operating costs rose by 79% to R189 000/kg. A cash operating loss of R2.3 million was recorded, compared with the previous quarter's profit of R18 million.

Capital expenditure was 57% higher at R9.1 million, the major proportion of which was directed towards completion of the Far East Vertical Shaft plugging project.

A concept study to determine how best to access the ERPM Ext 1 ore body was completed during the quarter. This favours development of a new 'pay-as-you-go' decline that circumvents the existing decline and utilises technology proven to be both safer and more reliable. A feasibility study has been approved and is scheduled for completion by the end of calendar year 2008.

Discontinued operations (Emperor Mines Limited)

Tolukuma		Quarter June 2008	Quarter March 2008	% Change	Quarter June 2007	12 months to 30 June 2008	12 months to 30 June 2007
Ore milled	t'000	–	–	–	49	56	185
Yield	g/t	–	–	–	6.71	7.45	7.43
Gold produced	oz	–	–	–	10 561	13 427	44 181
	kg	–	–	–	329	417	1 374
Cash operating costs	US$ per oz	–	–	–	906	1 098	868
	ZAR per kg	–	–	–	206 775	248 751	201 582
	ZAR per tonne	–	–	–	1 388	1 852	1 497
Cash operating loss	US$ million	–	–	–	(2.4)	(2.6)	(7.3)
	ZAR million	–	–	–	(17.3)	(18.0)	(52.5)
Capital expenditure (net)	US$ million	–	–	–	1.6	2.2	6.5
	ZAR million	–	–	–	11.0	15.3	46.6

Porgera (20% Share of Joint Venture)		Quarter June 2008	Quarter March 2008	% Change	Quarter June 2007	12 months to 30 June 2008	12 months to 30 June 2007
Ore milled	t'000	–	–	–	–	–	714
Yield	g/t	–	–	–	–	–	3.12
Gold produced	oz	–	–	–	–	–	71 570
	kg	–	–	–	–	–	2 225
Cash operating costs	US$ per oz	–	–	–	–	–	450
	ZAR per kg	–	–	–	–	–	105 063
	ZAR per tonne	–	–	–	–	–	327
Cash operating profit	US$ million	–	–	–	2.5	–	13.2
	ZAR million	–	–	–	16.2	–	93.8
Capital expenditure (net)	US$ million	–	–	–	0.7	–	8.3
	ZAR million	–	–	–	4.4	–	59.6

KEY OPERATING AND FINANCIAL RESULTS

Vatukoula		Quarter June 2008	Quarter March 2008	% Change	Quarter June 2007	12 months to 30 June 2008	12 months to 30 June 2007
Ore milled	t'000	–	–	–	–	–	117
Yield	g/t	–	–	–	–	–	7.15
Gold produced	oz	–	–	–	–	–	26 910
	kg	–	–	–	–	–	836
Cash operating costs	US$ per oz	–	–	–	–	–	795
	ZAR per kg	–	–	–	–	–	189 986
	ZAR per tonne	–	–	–	–	–	1 358
Cash operating profit/(loss)	US$ million	–	–	–	–	–	(4.5)
	ZAR million	–	–	–	–	–	(36.9)
Capital expenditure (net)	US$ million	–	–	–	–	–	9.2
	ZAR million	–	–	–	–	–	66.2

CASH OPERATING COSTS RECONCILIATION

			South African Operations		
R000 unless otherwise stated		Crown	ERPM	Blyvoor	Total Mine Operations
Total cash costs	June 08 Qtr	95 645	120 576	177 460	393 681
	March 08 Qtr	93 258	111 616	170 595	375 469
	12 months to June 08	378 479	469 344	699 069	1 546 892
Movement in gold in process	June 08 Qtr	(700)	741	14 607	14 648
	March 08 Qtr	945	(373)	(606)	(34)
	12 months to June 08	1 354	(484)	14 375	15 245
Less: Production taxes, rehabilitation and other	June 08 Qtr	(1 254)	3 484	842	3 072
	March 08 Qtr	3 369	2 266	1 515	7 150
	12 months to June 08	9 277	10 856	5 452	25 585
Less: Retrenchment costs	June 08 Qtr	–	5 162	–	5 162
	March 08 Qtr	–	–	–	–
	12 months to June 08	–	5 528	–	5 528
Less: Corporate and general administration costs	June 08 Qtr	6 849	5 376	4 599	16 824
	March 08 Qtr	3 479	4 423	4 001	11 903
	12 months to June 08	17 595	17 622	16 163	51 380
Cash operating costs	June 08 Qtr	89 350	107 295	186 626	383 271
	March 08 Qtr	87 355	104 554	164 473	356 382
	12 Mths to June 08	352 961	434 854	691 829	1 479 644
Gold produced	June 08 Qtr	671	469	1 075	2 215
	March 08 Qtr	643	540	1 006	2 189
	12 Mths to June 08	2 717	2 472	4 391	9 580
Total cash operating costs–R/kg	June 08 Qtr	133 159	228 774	173 606	173 034
	March 08 Qtr	135 855	193 619	163 492	162 806
	12 Mths to June 08	129 908	175 912	157 556	154 451
Total cash operating costs–US$/oz	June 08 Qtr	529	907	694	689
	March 08 Qtr	557	792	670	667
	12 Mths to June 08	553	748	670	657



2008 FINANCIAL YEAR

DRDGOLD LIMITED

DIRECTORS

(*British) (Australian) (***American)**

Executives:
JWC Sayers (Chief Executive Officer)
DJ Pretorius (Chief Executive Officer – Designate)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk***

Independent non-executives:
D Blackmur** (Senior Non-Executive Director)
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

Company Secretary:
TJ Gwebu

For further information, contact John Sayers at:

Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa

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